PRESS RELEASE                            LIFE SCIENCES RESEARCH, INC.
                                         Other OTC: LSRI)

                                         PO Box 2360
                                         Mettlers Road
                                         East Millstone, NJ 08875-2360

                                         For Further Information:
                                         Richard Michaelson
                                         Phone:   US: (732) 649-9961
                                         e-mail: LifeSciencesResearch@LSRinc.net


March 14, 2006

                           LSR ANNOUNCES 2005 RESULTS

East Millstone, New Jersey, March 14, 2006 - Life Sciences Research, Inc. (Other
OTC: LSRI) announced today that revenues for the year ended December 31, 2005 were $172.0 million, operating income was $21.0 million, 12.2% of revenues, and EBITDA, excluding Other Expenses, was $30.6 million, or 17.8% of revenues.

Revenues for the year ended December 31, 2005 of $172.0 million were 9.2% above revenues for the year ended December 31, 2004 of $157.6 million. Excluding the effect of exchange rate movements, the increase was 9.7%. Operating Income for the year ended December 31, 2005 was $21.0 million, or 12.2% of revenues, compared with $15.8 million, or 10.0% of revenues for the previous year. The Company reported net income for the year ended December 31, 2005 of $1.5 million, compared with $17.6 million for the previous year. Net income per common share for the year ended December 31, 2005 was $0.12 compared with $1.45 in the year ended December 31, 2004.

The net income for the year ended December 31, 2005 included Other Expense of $7.4 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds of $5.1 million and finance arrangement fees of $2.8 million, offset by other exchange gains of $0.5 million. For the year ended December 31, 2004, Other Income of $2.9 million comprised a non-cash foreign exchange remeasurement gain of $3.3 million pertaining to the Convertible Capital Bonds, offset by a charge of $0.4 million relating to a currency hedge contract. The net income for the year ended December 31, 2005 also included $3.5 million of taxes associated with the sale and leaseback transaction announced on June 14, 2005. The net income for the year ended December 31, 2004 included an income tax benefit of $8.4 million. This benefit represented the credit for tax allowances for research and development expenditure in the UK. Excluding these Other Expense items and related tax effect, and the transaction related tax charges, and assuming a 10% effective tax rate non-GAAP net income for the year ended December 31, 2005 was $11.7 million or $0.81 per fully diluted share, compared with $8.4 million or $0.63 per fully diluted share for the year ended December 31, 2004.

Earnings before Interest, Taxes, Depreciation and Amortisation and Other Income (Expense) ("EBITDA"), excluding these non operating expenses, was $30.6 million for the year ended December 31, 2005 or 17.8% of revenues, compared with $25.4 million, or 16.1% of revenues, for the year ended December 31, 2004.

Net days sales outstanding at December 31, 2005 were 16 (4 at December 31, 2004) and capital expenditures in the year ended December 31, 2005 totaled $16.0 million compared with $11.1 million in the previous year. Net cash used in the year ended December 31, 2005 was $17.9 million compared with $16.1 million of net cash generated in the previous year. Of this net cash used $15.8 million was associated with refinancing activities.

Cash on hand at December 31, 2005 was $15.4 million compared with $33.3 million at December 31, 2004. Long-term debt was $30.4 million at December 31, 2005, compared with $89.7 million at December 31, 2004. This reduction was primarily due to the reclassification to short-term debt of the $46.2 million outstanding amount of Convertible Capital Bonds; a net repayment of $11.1 million of our non-bank debt concurrently with completion of the sale and leaseback transaction; and exchange rate movements. The Convertible Capital Bonds, which were to mature in September 2006, are being redeemed from the proceeds of the financing announced by the Company on March 2, 2006.

Revenues for the quarter ended December 31, 2005 of $40.0 million were 2.7% below the revenues for the same period in the prior year of $41.1 million. Excluding the effect of exchange rate movements, revenues increased by 2.3%. Revenues for the quarter ended December 31, 2005 were reduced by $1.1 million representing the write off of old unbilled receivables. These amounts had been fully accrued so they resulted in no impact on Operating Income in the quarter, as the release of the provision also reduced costs. Operating Income for the quarter ended December 31, 2005 was $4.7 million, or 11.8% of revenues, compared with $5.0 million, or 12.1% of revenues for the same period in the prior year. The Company reported a net loss for the quarter ended December 31, 2005 of $0.5 million, compared with net income of $13.2 million for the same period in the prior year. The net loss per common share for the quarter ended December 31, 2005 was $0.04 compared with net income per common share of $1.07 for the same period in the prior year. The net loss per fully diluted share was $0.04 for the quarter ended December 31, 2005 compared with net income per fully diluted share of $0.93 for the same period in the prior year.

The net loss for the quarter ended December 31, 2005 included Other Expense of $2.2 million reflecting a non-cash foreign exchange remeasurement loss pertaining to the Convertible Capital Bonds of $1.4 million and finance arrangement fees of Alconbury, our landlord, of $1.1 million associated with FIN46R consolidation of their financing expenses, other financing costs of $0.2 million offset by other exchange gains of $0.5 million. In the same period in the prior year, Other Income of $2.3 million comprised a non-cash foreign exchange remeasurement gain pertaining to the Convertible Capital Bonds of $2.8 million, offset by a charge of $0.4 million relating to a currency hedge contract. The net income for the quarter ended December 31, 2004 also included an income tax benefit of $8.4 million. This benefit represented the full year credit for tax allowances for research and development expenditure in the UK. Excluding these Other Expense items and related tax effect, and assuming a 10% effective tax rate non-GAAP net income for the quarter ended December 31, 2005 was $2.3 million, or $0.16 per fully diluted share, compared with $3.0 million, or $0.21 per fully diluted share for the same period in the prior year.

EBITDA, excluding these non operating expenses, was $7.1 million for the quarter ended December 31, 2005, or 17.7% of revenues, compared with $7.5 million, or 18.2% of revenues, for the same period in the prior year.

Capital expenditures totaled $3.9 million in the quarter ended December 31, 2005, compared with $4.1 million for the same period in the prior year. As a result net cash generated totaled $3.3 million in the quarter ended December 31, 2005 compared with $12.8 million of net cash generated for the same period in the prior year.

Net new business signings totaled $46.3 million for the quarter ended December 31, 2005 and $183 million for the full year. This represented an increase of 7% and 2% respectively from the prior year. At December 31, 2005, backlog (booked on work) amounted to approximately $122 million.

Brian Cass, LSR's President, said "2005 was another great year of progress in improving our financial performance with operating income up by one third on 2004, and now representing 12% of revenues. Net orders for the year set a new record and we had a book to bill ratio of 1.06. This would have been even more but some customers faced difficulties in the development of their compounds so cancellations were unusually high this year. However such variations which impact quarterly results are a feature of our business. We approach 2006 with confidence and optimism. Order levels on Q4 were solid with a book to bill of
1.13 and these will flow through to revenues later this year. As always my thanks go to our employees and other stakeholders who have shown commitment and determination in supporting our company through another excellent year."

LSR will hold an investor conference call to discuss the quarter's results on Wednesday morning, March 15, 2006 at 08:30 a.m. Eastern Time. That call can be listened to by dialing (517) 623-4705; pass code 25264. We suggest calling five minutes prior to the scheduled call.

This announcement contains non-GAAP financial measures, including EBITDA and non-GAAP earnings per share which exclude, among other items, gains or losses associated with the non-cash foreign exchange remeasurement loss pertaining to the Company's Convertible Capital Bonds and one time charges. We exclude these items from the non-GAAP financial measures because they are outside our normal operations. We believe that the inclusion of non-GAAP financial measures in this announcement helps investors to gain a meaningful understanding of our core operating results and future prospects, and is consistent with how management measures and forecasts the Company's performance and debt service capabilities, especially when comparing such results to prior periods or forecasts. Non-GAAP results also allow investors to compare the Company's operations against the financial results of other companies in the industry who similarly provide non-GAAP results. The non-GAAP financial measures included in this announcement are not meant to be considered superior to or a substitute for results of operations prepared in accordance with GAAP. Reconciliations of the non-GAAP financial measures used in this announcement to the most directly comparable GAAP financial measures are set forth in the text of this announcement and other public filings, and can also be found on the Company's website at www.lsrinc.net.

Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's SEC filings, including its Form 10-K for the fiscal year ended December 31, 2004, as filed with the US Securities and Exchange Commission.

                              - tables to follow -



                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited


                                                        Quarter ended December 31        Year ended December 31

(Dollars in thousands, except per share data)               2005            2004             2005             2004
Revenues                                                 $40,020         $41,145         $172,013         $157,551
Cost of revenues                                        (29,606)        (29,841)        (124,820)        (117,061)
                                                      -----------    ------------    -------------    -------------
Gross profit                                              10,414          11,304           47,193           40,490
Selling, general and administrative expenses             (5,678)         (6,321)         (26,174)         (24,666)
                                                      -----------    ------------    -------------    -------------
Operating income                                           4,736           4,983           21,019           15,824
Interest income                                               13              73               79              114
Interest expense                                         (2,217)         (1,777)          (8,072)          (6,635)
Other (expense)/income                                   (2,211)           2,265          (7,406)            2,890
                                                      -----------    ------------    -------------    -------------
Income before income taxes                                   321           5,544            5,620           12,193
Income tax (expense)/benefit                               (841)           7,659          (4,129)            5,401
                                                      -----------    ------------    -------------    -------------
Net (loss)/income                                         $(520)         $13,203           $1,491          $17,594
                                                      -----------    ------------    -------------    -------------
(Loss)/income per common share
- Basic                                                  $(0.04)           $1.07            $0.12            $1.45
- Diluted                                                $(0.04)           $0.93            $0.10            $1.29

Weighted average common shares outstanding
- Basic    (000's)                                        12,553          12,360           12,518           12,153
- Diluted  (000's)                                        14,547          14,215           14,533           13,607





                           Life Sciences Research Inc.
                                  Balance Sheet

(Dollars in thousands, except per share data)                               December 31,            December 31,
                                                                                 2005                   2004

ASSETS
Current assets:
Cash and cash equivalents                                                          $15,420              $33,341
Accounts receivable, net of allowance of $618 and $255 in 2005 and 2004,
respectively                                                                        26,810               27,841
Unbilled receivables                                                                11,981               11,516
Inventories                                                                          1,992                2,024
Prepaid expenses and other current assets                                            7,062                2,929
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total current assets                                                                63,265               77,651

Property and equipment, net                                                        105,605              109,999
Goodwill                                                                             1,195                  901
Other Intangibles                                                                      901                    -
Unamortized capital bonds issue costs                                                   70                  271
Deferred income taxes                                                               13,333               11,253
                                                                            -------------------  --------------------
Total assets                                                                      $184,369             $200,075
                                                                                                 --------------------
                                                                            -------------------  --------------------

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                                   $15,742              $13,547
Accrued payroll and other benefits                                                   3,655                4,024
Accrued expenses and other liabilities                                              15,862               19,987
Short-term debt                                                                     46,946                  719
Fees invoiced in advance                                                            32,920               37,574
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total current liabilities                                                          115,125               75,851

Long-term debt                                                                      30,430               89,685
Pension liabilities                                                                 53,382               36,603
                                                                            -------------------  --------------------
Total liabilities                                                                  198,937              202,139
                                                                            -------------------  --------------------
Commitments and contingencies
Stockholders' equity/(deficit)
Preferred Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding : None                                                            -                    -
Non-Voting Common Stock, $0.01 par value. Authorized: 5,000,000
Issued and outstanding: None                                                             -                    -
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at December 31, 2005:  12,553,251
(December 31, 2004: 12,441,281)                                                       $126                 $125
Paid in capital                                                                     75,848               75,671
Less: Promissory notes for the issuance of common stocks                              (205)                (697)
Accumulated comprehensive loss                                                     (49,389)             (34,724)
Accumulated deficit                                                                (40,948)             (42,439)
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total stockholders' deficit                                                        (14,568)              (2,064)
                                                                            -------------------  --------------------
                                                                            -------------------  --------------------
Total liabilities and stockholders' equity/(deficit)                              $184,369             $200,075
                                                                            -------------------  --------------------